Exhibit 99.1

Commercial in Confidence

To: All purported Shareholders of Global Cord Blood Corporation Limited (in Provisional Liquidation) 11 February 2025 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 2nd floor Century Yard, Cricket Square, PO Box 1044, Grand Cayman, KY1-1102 Cayman Islands T +1 (345) 949 8588 F +1 (345) 949 7120
Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 106 of 2022 (IKJ)
Cayman Islands company number: 227732

Introduction
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as Joint Provisional Liquidators (the “JPLs”) of the Company pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
JPLs’ First Fee Approval Application
Pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) convened an extraordinary general meeting (“EGM”) for 16 April 2024, for the purpose of considering ordinary resolutions to approve the JPLs’ fees and disbursements for the period 22 September 2022 to 30 September 2023 (“First Fee Approval Period”). The JPLs were unable to convene the EGM, and the subsequently adjourned EGM, as they were inquorate, ultimately as a result of the Company’s register of members being subject to dispute.
Notwithstanding this issue, following application by the JPLs, the remuneration for the First Fee Approval Period was sanctioned by the Court on 13 November 2024. Stakeholders were informed of this matter by way of a publication on the SEC platform, accessible here:
•	www.sec.gov/Archives/edgar/data/1467808/000092963824004150/0000929638-24-004150-index.html
JPLs’ Second Fee Approval Application
The JPLs are taking steps to obtain Court sanction of their fees and disbursements for the period 1 October 2023 to 30 September 2024 (“Second Fee Approval Period”), which have been detailed in a comprehensive report dated 10 February 2025 (“Second Fee Report”).
By virtue of the dispute as to the Company’s register of members and to avoid the costly exercise of holding an EGM (as the JPLs believe a quorum will not be achievable due to the register of members being in dispute), as part of the JPLs’ application to seek sanction of their fees and disbursements for the Second Fee Approval Period, the JPLs intend to seek orders for the dispensation of the requirement to hold an EGM whilst the dispute as to the Company’s register of members remains unresolved.
Should any shareholder wish to receive a copy of the Second Fee Report, we request that documentary evidence of your shareholding be submitted, together with your request, by email to GCBCJPLs@uk.gt.com.

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The Second Fee Report provides shareholders with sufficient information to make an informed decision about the reasonableness of the remuneration incurred during the Second Fee Approval Period.  The report should be read in conjunction with the JPLs’ quarterly reports which were issued during the Second Fee Approval Period. These are available on the Company’s website (www.globalcordbloodcorporation.com/en_US/).
In the event that the Court dispenses of the JPLs’ requirement to hold an EGM, contributories of the Company will still be presented with sufficient opportunity to raise any queries or concerns in relation to the Second Fee Report.  In this regard, the JPLs invite any stakeholders to submit enquiries by email to GCBCJPLs@uk.gt.com by no later than 7 March 2025.

Yours faithfully,
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

/s/ John Royle

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands